Exhibit 1.1

Organizational Agreement, dated as of May 30, 2006, by and between Xethanol Corporation, a Delaware corporation, Coastal Energy Development, Inc., a Georgia corporation.

ORGANIZATIONAL AGREEMENT

This Organizational Agreement is made as of the 30th day of May, 2006 by and among Xethanol Corporation, a Delaware corporation with an address at 1185 Avenue of the Americas, 20th Floor, New York, NY 10036 ("Xethanol"), Coastal Energy Development, Inc., a Georgia corporation with an address at 2 East Bryan Street, Suite 610, Savannah, Georgia 31401 (“CED”) and CoastalXethanol, LLC, a Delaware limited liability company with an address at 2 East Bryan Street, Suite 610, Savannah, Georgia 31401(“CX”).

R E C I T A L S :

I.             Xethanol and CED have organized CX for the purpose of initiating, developing, investing in and managing projects for the production of ethanol in the State of Georgia and in the counties of South Carolina in which the cities of Charleston and Georgetown are located (the “Territory”); (ii) engaging in any or all general business activities that may be related or incidental to, or may appear conducive or expedient for the accomplishment of, the foregoing ; and (iii) engaging in any business or activity that might be engaged in or carried on by a limited liability company formed under the Act. Each of them will have an interest in CX as set forth in this Agreement.

II.            Xethanol and CED have agreed upon the method by which they will manage the ethanol project to be engaged in by CX and upon certain financial obligations that they will have to each other and CX. They wish to set forth their understandings and agreement in this Agreement.

NOW, THEREFORE, in order to evidence their mutual agreements and understandings concerning the subject matter hereof, the parties hereto agree as follows:

1.             Organization of CX.

1.1 Organization and Initial Ownership Interests. On the date hereof, the parties will execute the CX Operating Agreement (the “Operating Agreement”) and will take or cause to be taken all such further action as may be necessary or proper to effect the existence of CX under the laws of the State of Delaware. Pursuant to the Operating Agreement, Xethanol will own 8 Units of Interest as a Member in CX and CED will own 2 Units of Interest as a Member in CX. Xethanol will be the Manager of CX. In consideration for such Interests, each of CED and Xethanol will contribute $5,000 per unit to the capital of CX. Prior to the date of this Agreement, Xethanol has contributed $5,700 to the capital of CX and CED has contributed $4,300 to the capital of CX. The unpaid portion of the capital contribution of each of the parties shall be paid concurrently with the execution of this Agreement.

2.            Project Management. CED will be responsible for site selection and acquisition, the development of facilities for the production of ethanol and the management of those facilities, in accordance with the following:

2.1  The facilities which CED will develop pursuant to this agreement will be biorefineries for the production of ethanol, each having an annual production capacity of 10,000,000 to 35,000,000 gallons of ethanol per year (each, a “Facility”).

2.2  CED will identify sites within the Territory for the proposed location of Facilities. Upon identification of each site, CED will so notify the Members and, upon approval of such site by the Members, CED will commence negotiation for the acquisition or lease of such site.

2.3  Upon identification of a site for a Facility, CED shall cause a Bankable Feasibility Study with respect to such Facility and its operation, to determine whether or not such Facility can support a stand-alone capital structure (each, a “Study”). Among other things, each Study will set forth the risks and returns applicable to each Facility, the probable terms and conditions for the financing of such facility and a preliminary analysis of available feedstock, pricing and quantity. The Study will include financial modeling illustrating total required capital investment for the Facility and proposed financing terms, operating cash flow scenarios, debt servicing (with coverages) and returns on membership interests.

2.4  If CED is successful in procuring a site, the Study applicable to such site is acceptable to both CED and Xethanol and CX has been able to procure financing for the construction and operation of the applicable Facility that is acceptable to both CED and Xethanol, then CX will form a single-purpose limited liability company (a “Special LLC”), which will (a) acquire or lease that site, (b) conduct such environmental and other tests as are required, (c) engage engineers, architects and other professional advisors as may be necessary for the development of a Facility on such site, (d) enter into contracts for the construction of, and effect the construction of, such Facility and (e) operate such Facility, directly or under contract with third parties.

2.5  CED will source investment capital opportunities from third parties for purposes of funding the development and operation of each Facility. Xethanol will have the right, but not the obligation, to invest in any or all of such Special LLCs, on the same terms as are offered to third party investors. Such investment may be made, at the option of Xethanol, in either the applicable Special LLC or CX, in which latter event the percentage interest to be obtained by Xethanol in CX or other means (special allocation, structured instrument, etc) to compensate Xethanol for its investment shall be agreed upon by CED and Xethanol.

2.6  CX will be the Managing Member of each Special LLC.

2.7  With respect to the ongoing operations of each Special LLC, CED will provide each Special LLC with the services set forth on Exhibit A to this Agreement. CED and CX will enter into management services agreement further documenting such arrangement.

2.8  Xethanol will provide CX and each Special LLC access to all of its intellectual property that is useful in developing or operating Facilities including, but not limited to, patents and know-how relating to ethanol production and the engineering of biorefineries for ethanol production, feedstock analysis and procurement, plant location, strategic alliances, customers, corporate branding, plant management, recruitment and training. All of such information shall be deemed to be, and shall be treated by CX and Special LLC as Confidential Information pursuant to the provisions of Section 5.1 of this Agreement.

3              Financial Obligations.

3.1  In consideration of the services to be rendered by CX as Manager of each Special LLC, CX will cause each Special LLC to pay CX a management fee as follows:

3.1.1  Commencing on the date of the approval of a Project and the formation and capitalization of the related Special LLC in accordance with Section 2.4, such Special LLC will pay the CX a project management fee of $15,000 per month, which fee shall be payable in advance on or before the tenth (10th) day of each calendar month and ending on the earlier of (a) the date on which the applicable Facility first produces ethanol in commercial quantities or (b) CX elects to discontinue development of that Facility.

3.1.2  Commencing on the date that such Special LLC first produces ethanol and thereafter until the first calendar month in which the operating cash flow of such Special LLC is positive, a monthly fee of $15,000 per month, which fee shall be payable on the tenth day of each month during the period.

3.1.3  Commencing with the first month following the first calendar month in which the operating cash flow of such Special LLC is positive, a monthly fee equal to the greater of (a) $15,000 or (b) the sum of (x) 3% of the gross revenues of the applicable Facility and (y) 2% of the net income (determined in accordance with generally accepted accounting principles consistently applied) of such Special LLC with respect to such month, which fee shall be payable on the tenth day of each month during the period.

3.2  Xethanol or CED may lend or advance money to CX. Such loans shall be evidenced by a grid note made payable by CX to the order of CED or Xethanol. The amount of any such loan or advance shall be repayable out of CX's cash and shall bear interest at the Prime Rate as published in the Wall Street Journal, and shall change concurrently with each change in such published Prime Rate. No Member shall be obligated to make any loan or advance to CX. As of the date of this agreement Xethanol has advanced funds to CX totaling $321,000 and are covered by this Section.
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3.3  CX may loan CED such sums as may be requested by CED for working capital to the extent necessary for CED to provide the services required of it under this Agreement, not to exceed the sum of $63,000 in any month. Such loans shall be repayable on demand, and shall bear interest at the Prime Rate as published in the Wall Street Journal, and shall change concurrently with each change in such published Prime Rate. Such loans shall be evidenced by a grid note made payable by CED to the order of CX. All of such loans (including the principal thereof, interest accrued thereon and other fees, charges and expenses payable with respect thereto) shall be paid from distributions by CX to CED in respect of its membership interest in CX, and CED authorizes CX to deduct from distributions due it all of such amounts. As of the date of this agreement, CX has advanced funds to CED totaling $113,000 and are covered by this Section.

3.4  In consideration of the intellectual property provided by Xethanol in Section 2.8, CX and each Special LLC shall, jointly and severally, pay Xethanol a license fee of $1,000,000 with respect to each Facility, which fee shall be paid as follows:

3.4.1       $500,000 when the construction of such Facility commences;

3.4.2  $250,000 on the date on which the applicable Facility first produces ethanol; and

3.4.3  $250,000 on the tenth day of the calendar month following the calendar month in which the operating cash flow of such Special LLC is positive.

4              Equity Interests.

4.1  Concurrently with the execution of this Agreement, Xethanol shall issue CED warrants to purchase 200,000 shares of Xethanol’s Common Stock, par value $.001 per share (“Common Stock”) in the form of Exhibit B.
4.1.1	Such warrants shall have an exercise price of $6.85 per share of Common Stock;

4.1.2
Such warrants shall vest and become exercisable for a 3-year term commencing on the first anniversary of the date of this Agreement; provided, however, that such warrants shall become exercisable immediately upon the occurrence of a Change of Control Event, as defined in Section 4.2.

Subject to (a) compliance with applicable securities laws and regulations and (b) the consent of Xethanol, which consent shall not be unreasonably withheld, CED may distribute such warrants to (or direct that Xethanol issue such warrants directly to) CED’s management, key advisors and directors.

Xethanol shall use reasonable efforts to include the shares of Common Stock underlying such warrants in any registration statement filed with the Securities and Exchange Commission, subject to (w) CED or the then holders of such warrants complying with such reasonable and customary requirements as Xethanol may request, including the providing of information and the entering into of customary indemnification agreements, (x) CED or the then holders of such warrants complying with such reasonable and customary requirements as any underwriter with respect to such registration may request, (y) cutbacks or limitations imposed by other holders of securities to be included in such registration statement, whether now outstanding or hereafter issued by Xethanol and (z) and limitations imposed by any underwriter of the securities to be included in such registration statement.

4.2  Effective on and after the occurrence of a Change of Control Event with respect to Xethanol, CED shall have the option (the “Change of Control Right”), to require Xethanol to purchase the interest of CED in CX in exchange for shares of Common Stock of Xethanol. CED shall exercise its Change of Control Right, if at all, by giving Xethanol written notice of its election to do so within 10 days of the date the applicable Change of Control Event becomes effective. If CED shall exercise its Change of Control Right, Xethanol shall issue and deliver to CED as consideration for the entire interest of CED in CX, such number of shares of Xethanol Common Stock as Xethanol and CED may agree or, if no such agreement is reached within thirty (30) days of written notice from CED to Xethanol that it is exercising its Change of Control Right, such number of shares as is equal to (a) the value of CED’s interest in CX, as determined by an investment banker mutually agreeable to CED and Xethanol, divided by (b) the average closing price of Xethanol Common stock for the 15 days preceding the date on which the valuation of CED’s interest in CX is received from such investment banker, multiplied by (c) 0.95. For purposes of this Section 4.1, a Change of Control Event shall mean the approval by the stockholders of Xethanol, and the completion of the transaction resulting from such approval, of (A) the sale or other disposition of all or substantially all the assets of CX or (B) a complete liquidation or dissolution of CX; or the acquisition by any entity or individual of all or substantially all of the capital stock of CX, other than in connection with a corporate reorganization of Xethanol.

4.3  Effective on and after the third anniversary of the date of this Agreement, CED shall have the option (the “Put Right”), to require Xethanol to purchase the interest of CED in CX in exchange for shares of the Common Stock of Xethanol. CED shall exercise its Put Right, if at all, by giving Xethanol written notice of its election to do so. If CED shall exercise its Put Right, Xethanol shall issue and deliver to CED as consideration for the entire interest of CED in CX, such number of shares of Xethanol Common Stock as Xethanol and CED may agree or, if no such agreement is reached within thirty (30) days of written notice from CED to Xethanol that it is exercising its Put Right, such number of shares as is equal to (a) the value of CED’s interest in CX, as determined by an investment banker mutually agreeable to CED and Xethanol, divided by (b) the average closing price of Xethanol Common stock for the 15 days preceding the date on which the valuation of CED’s interest in CX is received from such investment banker.

4.4  Effective on and after the third anniversary of the date of this Agreement, Xethanol shall have the option (the “Call Right”), to require CED to sell to Xethanol the interest of CED in CX in exchange for shares of the Common Stock of Xethanol. Xethanol shall exercise its Call Right, if at all, by giving CED written notice of its election to do so. If Xethanol shall exercise its Put Right, Xethanol shall issue and deliver to CED as consideration for the entire interest of CED in CX, such number of shares of Xethanol Common Stock as Xethanol and CED may agree or, if no such agreement is reached within thirty (30) days of written notice from CED to Xethanol that it is exercising its Call Right, such number of shares as is equal to (a) the value of CED’s interest in CX, as determined by an investment banker mutually agreeable to CED and Xethanol, divided by (b) the average closing price of Xethanol Common stock for the 15 days preceding the date on which the valuation of CED’s interest in CX is received from such investment banker.

5             Miscellaneous.

5.1  Confidentiality. All information received by any party with respect to the business and affairs of CX or any Special LLC shall be considered confidential and shall not be utilized by any other party for its advantage or disclosed to others to the detriment of such party; provided, however, that this sentence is not intended to and shall not prevent any disclosure of information relating to CX or any Special LLC to the professional advisors or agents of any party nor to prevent any disclosure to the extent required by law. Confidential information shall be deemed to include all information disclosed by Xethanol pursuant to the provisions of Section 2.8.

5.2  Expenses. Each party hereto shall pay his, her or its own expenses in connection with the preparation of this Agreement and the consummation of the transactions contemplated herein.

5.3  Notices. All notices, requests, demands or other communi-cations required or authorized or contemplated to be given under this Agreement shall be in writing and shall be deemed to have been duly given if hand delivered or sent by certified or registered mail, postage prepaid, and addressed to a party at its address as first set froth above, or at such other address as any party may from time to time furnish to the other party by a notice given in accordance with the provisions of this Section. All notices shall be deemed given (i) two business days after deposit into the U.S. Mail, or (ii) when personally delivered in the manner provided in this Section.

5.4  Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

5.5  Assignment. This Agreement may not be assigned by any party without the prior written consent of all of the parties hereto; provided that Associates may assign this Agreement to any entity which is controlled by or is under common control with it, without consent. Any attempt to assign this Agreement without the required consent shall be void. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective heirs, successors and assigns.

5.6  Entire Agreement. This Agreement, together with the Exhibits hereto, contains the entire understanding between the parties hereto concerning the subject matter hereof and may not be changed, modified, altered or amended except by an agree-ment in writing executed by the parties hereto.

5.7  Amendments. Any change, modification, alteration or amendment shall be effective only in the specific instance for the specific purpose for which given. Any waiver by either party of any of its rights under this Agreement or of any breach of this Agreement shall not constitute a waiver of any other rights or of any other future breach.

5.8 Applicable Law. This Agreement shall be governed by, construed and enforced in accordance with the internal laws of the State of New York for contracts to be performed wholly within the State of New York, without reference to conflict of law principles.

5.9 Jurisdiction and Venue. In the event that any legal proceedings are commenced in any court with respect to any matter arising under this Agreement, the parties agree that:

5.9.1 The courts of the State of New York and/or the United States Federal Courts located in the State of New York shall have exclusive jurisdiction over each of the parties hereto and over the subject matter of any such proceedings; and

5.9.2 The venue of any such action shall be in New York County, New York and/or the United States District Court for the Southern District of New York.

5.10 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of the terms and conditions contained in this Agreement.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement on the day and year first above written.

Xethanol Corporation		Coastal Energy Development, Inc.

By:	/s/ Lawrence S. Bellone	By:	/s/ Chandler Hadlock
	Chief Financial Officer		President

Schedule A
Operational Services to be Provided by CED

1.  The selection, employment, promotion, discharge and supervision of the executive staff and through the executive staff, the hiring, promotion, discharge, and work of all other operating and service employees performing services on behalf of each Special LLC and relating to each applicable Special LLC. All employees shall be on the payroll of the applicable Special LLC. The decision in regard to any change or replacement of employees shall be at the sole discretion of CED.

2.  The negotiation and arranging of contracts for the acquisition of feedstock, utilities and other goods and services required for the operation of the applicable Special LLC, and the monitoring, supervision of the performance of third parties under and enforcement of such agreements.

3.  Applying for, obtaining, and maintaining in the name of the applicable Special LLC all licenses and permits required of in connection with the operation of the applicable Special LLC. The applicable Special LLC shall execute and deliver any and all applications and other documents necessary therefor and to cooperate to the fullest extent possible with CED in the performance of these obligations.

4.  The submission to CX for its approval of an annual budget of operations for each Special LLC thirty (30) days before the commencement of each fiscal year. CED may deviate from such budget if in its reasonable judgment a deviation is necessary or desirable for the efficient operation of the Special LLC, subject to the approval of CX, unless in the judgment of CED, the expense in question must be incurred as an emergency expense.

5.  The implementation and maintenance of suitable accounting and internal control systems so as to be in compliance with the provisions of the Sarbanes-Oxley Act of 2002.

6.   Performing all acts reasonably necessary in connection with the operation of the applicable Special LLC in an efficient and proper manner.